EXHIBIT 21.1

Subsidiaries of the Registrant

ENDRA Life Sciences Canada Inc. is a corporation formed under the laws of Ontario, Canada in July 2017 and is wholly owned by the Company.

ENDRA Life Sciences Holding B.V. was organized under the laws of The Netherlands on July 27, 2020 and is wholly owned by the Company.

ENDRA Life Sciences Ltd. was organized under the laws of the United Kingdom on August 5, 2020 and is wholly owned by ENDRA Life Sciences Holding B.V.

ENDRA Life Sciences B.V. was organized under the laws of The Netherlands on August 11, 2020 and is wholly owned by ENDRA Life Sciences Holding B.V.

ENDRA Life Sciences GmbH was organized under the laws of Germany on September 9, 2020 and is wholly owned by ENDRA Life Sciences Holding B.V.

ENDRA Life Sciences S.A.R.L. was organized under the laws of France on January 26, 2021 and is wholly owned by ENDRA Life Sciences Holding B.V.